Exhibit 12.1

(Dollars in thousands)	2006	2007	2008	2009	2010
Fixed charges:
Interest expense, excluding floor plan interest	$42,203	$47,330	$72,417	$92,897	$79,032
Capitalized interest	3,651	2,463	1,543	702	2,330
Rent expense (interest factor)	32,321	32,481	32,085	32,013	31,451

Total fixed charges	78,175	82,274	106,045	125,612	112,813
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	139,110	172,137	(756,117)	27,892	78,421
Add: Fixed charges	78,175	82,274	106,045	125,612	112,813
Less: Capitalized interest	(3,651)	(2,463)	(1,543)	(702)	(2,330)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$213,634	$251,948	$(651,615)	$152,802	$188,904

Ratio of earnings to fixed charges	2.7 x	3.1 x	(757,660) (1)	1.2 x	1.7 x

(1)	Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.